Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of July 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 22, 2005

List of materials

Documents attached hereto:


i) A press release regarding: Sony Corporation announces Merger of Subsidiary


                                                                Sony Corporation
                                                            6-7-35 Kitashinagawa
                                                                    Shinagawa-ku
                                                                  Tokyo 141-0001

                                                                     No.05-037E
                                                                  July 22, 2005


                      Announcement of Merger of Subsidiary

Sony Corporation ("Sony") has decided that Sony will absorb WP Corporation by a merger effective October 1, 2005.

1. Purpose of the merger

   Webpocket Corporation, a wholly-owned subsidiary of Sony, established a subsidiary company and transferred its operation on July 1, 2005. The purpose of this was to strengthen Sony's storage business to correspond to the enlarged demand for personal storage, and to improve profitability by integrating storage functions within the Sony Group. Webpocket Corporation changed its company name to WP Corporation, also effective July 1, 2005. The name, Webpocket Corporation has been adopted as the company name for the new subsidiary company.

   Upon completion, Sony will directly hold WP Corporation's shareholdings of the new subsidiary company. In this manner, Sony will strive to further link and strengthen the storage business within the Sony Group.

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

2. Conditions of the merger

  (1) Schedule of the merger

      July 28, 2005 (Thursday)                Conclusion of merger agreement

      August 15, 2005 (Monday)                Shareholders meeting to approve
                                              merger agreement (WP Corporation)

      October 1, 2005 (Saturday)              Effective date of merger

      October 3, 2005 (Monday)                Official registration of merger
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      *Pursuant to the provisions of Paragraph 3 of Article 413 of the
       Commercial Code of Japan, Sony shall perform the merger with WP Inc. without the approval of the merger agreement by its shareholders.

  (2) Method of the merger

      Sony, as an ongoing concern, shall absorb WP Corporation, which shall be subsequently dissolved.

  (3) Others

      Due to the fact that WP Corporation is a wholly-owned subsidiary of Sony, there shall be no issuance of new shares or cash payment upon this merger.

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

3. Summary of Parties

(1)  Trade name       Sony Corporation              WP Corporation

(2)  Field of         Manufacture and sale of       Information processing
     business         electronic and electrical     service by various mediums
                      machines and equipment        including the Internet

(3)  Date of          May 7, 1946                   September 14, 2000
     incorporation

(4)  Location of head 7-35, Kitashinagawa 6-chome,  12-3, Higashishinagawa
     office           Shinagawa-ku, Tokyo           4-chome, Shinagawa-ku,
                                                    Tokyo

(5)  Representative   Nobuyuki Idei,                Tatsuya Akashi,
                      Representative Corporate      Representative Director
                      Executive Officer

(6)  Share capital    Y621,708 million              Y100 million

(7)  Total number of  1,000,283,213 shares          9,600 shares
     shares issued and
     outstanding

(8)  Shareholders'    Y2,042,798 million            Y-1,339 million
     equity

(9)  Total assets     Y3,684,545 million            Y395 million

(10) Date of          March 31                      March 31
     settlement

(11) Number of
     employees        15,892                        0

(12) Major            Affiliated manufacturing and  Sony Corporation
     customers        sales companies in and
                      outside Japan

(13) Major            1 Moxley & Company    13.6%   Sony Corporation 100%
     shareholders and 2 Japan Trustee Services
     shareholding       Bank, Ltd.
     ratios             (Trust Account)      4.1%
                      3 The Master Trust Bank of
                        Japan, Ltd.
                        (Trust Account)      3.8%
                      4 The Chase Manhattan Bank,
                        N. A. London         3.4%
                      5 State Street Bank and Trust
                        Company 505103       1.7%

(14) Main banks       Sumitomo Mitsui Banking       Sumitomo Mitsui Banking
                      Corporation                   Corporation
                      The Bank of Tokyo-Mitsubishi,
                      Ltd. and others
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* The above data are as of March 31, 2005 except for the number of employees of
  WP Corporation, which is as of July 1, 2005.

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

(15) Business results for the three most recent years

                                                         (unit: millions of yen)

             Sony Corporation                  WP Corporation

Fiscal year  2003/3/31  2004/3/31  2005/3/31   2003/3/31   2004/3/31   2005/3/31
ended on

Net sales    2,526,264  2,814,577  2,895,413          72          46          64

Operating    (136,644)  (139,709)   (64,622)       (350)       (472)       (453)
income
(loss)

Ordinary      (29,525)   (68,758)     45,755       (350)       (474)       (456)
income
(loss)

Net income     (4,868)   (98,530)     56,656       (433)       (439)       (690)
(loss)

Net income      (5.46)   (106.55)      60.81 (45,117.85) (45,684.62) (71,879.67)
(loss) per
share (yen)

Dividends per    25.00      25.00      25.00           0          0            0
share (yen)

Shareholders' 1,968.62   1,856.37   2,040.32 (21,963.25) (67,647.87)(139,527.55)
equity per
share (yen)

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

4. Circumstances after the merger

  (1) Trade name               Sony Corporation

  (2) Field of business        Manufacture and sale of electronic and electrical
                               machines and equipment

  (3) Location of head office  7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo

  (4) Representative           Ryoji Chubachi,
                               Representative Corporate Executive Officer

  (5) Share capital            Upon this merger the amount of share capital will
                               not change.

  (6) Total assets             This merger will not have a material effect on
                               Sony's total assets.

  (7) Date of settlement       March 31

  (8) Effect on business       This merger will not have a material effect on
      results                  Sony's business results.


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